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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)

                             ---------------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                   649840105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             DANIEL W. FARLEY, ESQ.
                          VICE PRESIDENT AND SECRETARY
                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               ITHACA-DRYDEN ROAD
                                 P.O. BOX 3200
                          ITHACA, NEW YORK 14852-3200
                                 (607) 347-2506
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                         ------------------------------

                                    COPY TO:
                              SETH A. KAPLAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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    This Amendment No. 6 (this "Amendment No. 6") amends and supplements the
Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on July 30, 1997 by New York State Electric & Gas Corporation, a New York corporation (the "Company"), as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto filed with the Commission on July 30, 1997, August 6, 1997, August 7, 1997, August 8, 1997 and August 11, 1997, respectively (as amended, the "Schedule 14D-9"), relating to the offer by CE Electric (NY), Inc., a New York corporation ("CENY") and a wholly owned subsidiary of CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), to purchase 6,540,670 shares of outstanding Common Stock, par value $6.66 2/3 per share, at $24.50 per share. Capitalized terms used but not defined herein have their respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is hereby amended as follows:

    The section captioned "LITIGATION" is hereby amended and supplemented as follows:

    On August 11, 1997, the Company filed its Motion for Preliminary Injunction and Expedited Trial (the "Motion"). Pursuant to the Motion, the Company seeks a preliminary injunction for the matters contained in Count III of the Amended Complaint, including various disclosure claims which the Company believes violate certain provisions of the federal securities laws.

    The section captioned "PROCEEDINGS BEFORE THE PUBLIC SERVICE COMMISSION" is hereby amended and supplemented as follows:

    On August 11, 1997, the Company submitted a letter to the Commission requesting that the Section 70 petition be amended to add as joint petitioners Salerno Plastics Corp., NYCO Minerals, Inc., American Tissue Mills of New York, Inc., McCadam Cheese Company and Telescope Casual Furniture, Inc., each of which is a present customer of the Company.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

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
Exhibit 56  -- Advertisement run Tuesday, August 12, 1997, in selected newspapers within the Company's service territory.
Exhibit 57  -- Letter to the Employees of the Company, dated August 8, 1997, relating to the agreement in principle between the Company and the staff of the New York
               Public Service Commission, among other matters.
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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                NEW YORK STATE ELECTRIC & GAS CORPORATION

                                BY:           /S/ WESLEY W. VON SCHACK
                                     -----------------------------------------
                                                Wesley W. von Schack
                                              (CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER)

Dated: August 12, 1997

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